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06012829



SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C. 160 SECTION

April 20, 2006

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Notification of Major Interests in Shares	April 20, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

Enclosures

PROCESSED
APR 25 2006
THOMSON
FINANCIAL

3

dlw 4/25

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

<table>
<tr><td colspan="2">1. Name of listed company

MARKS AND SPENCER GROUP PLC</td><td colspan="2">2. Name of shareholder with a major interest

BARCLAYS PLC</td></tr>
<tr><td colspan="2">3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF 2 ABOVE</td><td colspan="2">4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED</td></tr>
<tr><td>5. Number of shares/amount of stock acquired

N/A</td><td>6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A</td><td>7. Number of shares/amount of stock disposed

N/A</td><td>8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A</td></tr>
<tr><td colspan="2">9. Class of security

ORDINARY SHARES 25P EACH</td><td>10. Date of transaction

N/A</td><td>11. Date listed company informed

20-04-06</td></tr>
<tr><td colspan="2">12. Total holding following this notification

NOT DISCLOSED</td><td colspan="2">13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

BELOW 3%</td></tr>
</table>

14. Any additional information N/A	**15.** Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

16. Name and signature of duly authorised officer of the *listed company* responsible for making this notification

ANTHONY CLARKE

Date of notification 20 APRIL 2006

* Note: At the time of this disclosure Marks and Spencer Group plc had 1,682,754,451 Ordinary Shares of 25p each in issue.